Exhibit 10.28

Summary Separation Proposal

The following sets forth the principal terms of the proposed separation proposal involving the resignation by Martin Shkreli as an employee and officer and Director of Retrophin, Inc. (the “Term Sheet”). The Parties acknowledge and agree that, except for Mr. Shkreli’s resignations as expressly set forth herein (which resignations are binding and irrevocable), this proposal and all discussions in connection herewith are non-binding and there are no legally binding obligations between Retrophin, Inc. and Mr. Shkreli relating to the proposal or the entry into a definitive agreement, whether set out herein or otherwise, setting forth these terms. The terms of this proposal are confidential. The parties will work together in good faith to execute the transactions contemplated by this agreement.

 Parties

Retrophin, Inc., a company organized and existing under the laws of Delaware, USA and having its principal office at 777, Third Avenue, 22nd Floor, New York, New York 10017 (“Retrophin”)

Martin Shkreli, 245 East 40th Street, 20C, New York, New York 10016 (Mr. Shkreli”)

 Proposal summary

Mr. Shkreli hereby resigns as an employee and officer of Retrophin and from the Board of Directors of Retrophin as set forth below. Retrophin will assign to a company formed by Mr. Shkreli (“NewCo”) the Retrophin Vecamyl, oxytocin and ketamine licenses and assets (the “Assigned Programs”) on the terms and conditions set forth below.

 Employment agreement and directorship

Mr. Shkreli hereby resigns as an employee or officer of Retrophin for “Good Reason” as set forth in the employment agreement dated December 16, 2013 by and between Mr. Shkreli and Retrophin (the “Employment Agreement”). Mr. Shkreli will receive the severance and other benefits associated with resignation for Good Reason including:

•	12 mos annual base salary, unpaid bonus and health insurance coverage on the same terms as made available to Retrophin employees (Severance Benefits)
•	12 mos of continued vesting of time based stock options (no vesting of performance based stock options)

subject to the conditions for the receipt of those benefits set forth in the Employment Agreement including but not limited to:

•	Return of Company property and records
•	Non-solicitation provided that this shall be waived with respect to any employees who elect to join NewCo at any time prior to the effective date of the definitive agreement
•	Non-competition with Retrophin programs and products as of the date of the definitive agreement and any business development opportunities under consideration by Retrophin as of the date of the definitive agreement (may be listed as Exhibit B)
•	Confidentiality
•	Arbitration dispute resolution

Mr. Shkreli hereby resigns from the Board of Directors of Retrophin.

Mr.Shkreli will provide the release required by the Employment Agreement.

Retrophin will release Mr. Shkreli from actions taken by Mr. Shkreli between September 30, 2014 and the date of the definitive agreement to (i) enter the Retrophin premises, (ii) access the Retrophin computer systems and (iii) contact Retrophin employees provided (a) that such actions would have been legally taken by Mr. Shkreli if Mr. Shkreli had been the Chief Executive Officer of Retrophin and (b) Mr. Shkreli complies with the conditions for Severance Benefits set forth above. In no event will the foregoing apply to any other actions taken by Mr. Shkreli during this period including but not limited to (i) sales of any Retrophin common stock and any Section 16b short swing requirements, (ii) any contracts entered into or commitments made by Mr. Shkreli on behalf of Retrophin, (iii) the disposition of any Retrophin property or (iv) any other actions taken in the capacity of Chief Executive Officer or Director of Retrophin.

1	NewCo Confidential

Summary Separation Proposal

Except as set forth above, neither party will release the other from any actions, causes of action, in law or in equity, suits, debts, liens, liabilities, claims, demands, damages, losses, costs or expenses, of any nature whatsoever, whether known or unknown, fixed or contingent prior to or after the effective date of the definitive agreement.

 Mr. Shkreli’s RTRX common stock

Mr. Shkreli will hold at least 75% of the RTRX common stock held by Mr. Shkreli as a result of stock option or restricted stock grants by Retrophin for a period of 12 months.

Mr. Shkreli will vote all shares of common stock of RTRX held by Mr. Shkreli for the management proposals set forth in the Retrophin proxy at any annual or special meeting of Retrophin shareholders for two years following the effective date of the definitive agreement.

Mr. Shkreli will not engage in any proxy or consent solicitation activities, submit any shareholder proposals, or seek to effect an acquisition or other extraordinary transaction with respect to RTRX for two years following the effective date of the definitive agreement.

 Assignments and License

ATHYRIUM CONSENT	Retrophin agrees to use good faith efforts to seek consent pursuant to the Credit Agreement dated as of June 30, 2014 as amended for the assignments contemplated herein. No assignments will be effective without such consent.

vecamyl License:	Retrophin agrees to use good faith efforts to assign to NewCo the License and Manufacturing Agreement dated April 4, 2013 between Manchester Pharmaceuticals, Inc. and Nexgen Pharma, Inc., subject to the prior written consent of Nexgen.

novartis license:	Retrophin agrees to use good faith efforts to assign to NewCo the License Agreement dated December 12, 2013 between Retrophin and Novartis Pharma AG subject to Novartis’ prior written consent pursuant to section 19.3 of the agreement. (Novartis Agreement) Whether or not Novartis provides the consent required for Retrophin to assign the Novartis Agreement to NewCo, NewCo will be responsible for and will pay the minimum annual payments required under Section 10.1(b) after the date of this agreement, not to exceed $9MM.

ketamine license:	Retrophin agrees to use good faith efforts to assign to NewCo the Exclusive License Agreement dated December 12, 2013 between Retrophin and Stuart Weg, MD subject to Dr. Weg’s prior written consent pursuant to section 10 of the agreement. (Weg Agreement)

ASSIGNED ASSETS:	Retrophin agrees to assign to NewCo the Assigned Assets.

The Assigned Assets will be those materials, data and information owned or controlled by Retrophin as set forth on Exhibit A.

TECH TRANSFER:	All of tech transfer costs relating to transfer of the Assigned Assets will be borne by NewCo. Retrophin personnel devoted to the assistance of tech transfer shall be billed to NewCo at a rate of one hundred thousand dollars ($100,000 per employee full time equivalent. This sum shall not exceed twenty five thousand dollars ($25,000) without prior approval by NewCo.

2	NewCo Confidential

Summary Separation Proposal

NewCo will be responsible for making all necessary arrangements for the physical transfer of the Assigned Assets. Retrophin agrees to facilitate transfer of the Assigned Assets directly to NewCo or to a third party selected by NewCo. NewCo will endeavor to minimize impact on Retrophin resources. Each of NewCo and Retrophin agree to enter into such three-way confidentiality and non-disclosure agreements with third parties as may reasonably be requested by NewCo, Retrophin or a third party to facilitate information exchanges between NewCo and third parties in respect of the Assigned Assets.

Within 30 days from the effective date of the definitive agreement, Retrophin will complete all 3rd party notifications. Within 6 months of the effective date of the Assigned Assets, the tech transfer of Assigned Assets will be completed.

 Economics

Asset Assignment

Fee:	In consideration of the assignments set forth herein to NewCo, NewCo agrees to pay Retrophin a non-refundable, one-time fee of three million dollars ($3,000,000), simultaneously with the consummation of the transfer of the Assigned Assets.

Payments under

assigned contracts:        NewCo will be responsible for:

•	All payments under the Novartis Agreement including for avoidance of doubt the $3MM payment due as of December 12, 2014 and all future payments.
•	All payments under the Weg Agreement, including for avoidance of doubt the $1MM payment due as of December 12, 2014 and all future payments.

 Liabilities and indemnification

assigned contracts:	NewCo will indemnify and hold Retrophin harmless for all costs, expenses and liabilities arising after the effective date of the definitive agreement in connection with (i) the Nexgen Agreement, Novartis Agreement and Weg Agreement, (ii) the Assigned Assets, and/or (iii) the making, using or selling of Vecamyl, oxytocin and/or ketamine by NewCo.

Retrophin will indemnify and hold NewCo and Mr. Shkreli harmless for all costs, expenses and liabilities arising prior to the effective date of the definitive agreement in connection with (i) the Nexgen Agreement, Novartis Agreement and Weg Agreement, (ii) the Assigned Assets, and/or (iii) the making, using or selling of Vecamyl, oxytocin and/or ketamine by Retrophin.

 Legal Provisions

Governing Law:	State of New York.

definitive agreement:	To be prepared by counsel to Mr. Shkreli, in form and substance as may be mutually agreed.

press Release:	To be mutually agreed as to both content and timing.

3	NewCo Confidential

Summary Separation Proposal

Other Provisions:              As may be customary and mutually agreed.

RETROPHIN, INC.

By:___________________________

Name: Stephen Aselage

Title: Interim Chief Executive Officer

Date: October 13, 2014 Agreed and Accepted:

____________________________

Martin Shkreli

October 13, 2014

4	NewCo Confidential

Summary Separation Proposal

EXHIBIT A

Vecamyl

Scientific assessment of alternate indication

Dear HCP letter to list of former prescribers

Support for Dr. Fox’s case report publication Tourette’s syndrome rage

Supply – inventory (+50K tablets) & raw materials (594g – enough for 2 batches)

Oxytocin

Market research & Forecast –milk let down

Synopsis – low birth weight infants

Synopsis – phase 1 study

Briefing document & FDA minutes

Number of investigator proposals for other indications

500 nasal spray vials of active and 500 nasal spray vials of placebo currently at Kydes

*In-process DelPharm manufacturing run

*17,500 nasal spray vials of placebo & in-process run for 17,500 nasal spray vials

*Order of 28g of raw material –order pending

Ketamine

Synopsis – Suicidal ideation

IND & Supporting data – Javelin Pharma.

2 Briefing document & FDA feedback

*3 Kg raw material – order pending

All amounts are approximate

* to be paid for by NewCo

EXHIBIT B

Theratechnologies Inc.

Asklepion Pharmaceuticals, LLC

Xenbilox (CDCA)

Clinuvel

Neolutions

Stiripentol

5	NewCo Confidential